Exhibit 2.1

July 28, 2014

Mr. Jakes Jordaan, Director
Mr. Catalin Chiloflischi, President, CEO & Director
301-700 West Pender Street
Vancouver, BC, V6C 1G8, Canada

Re: Amended Agency Agreement

Dear Mr. Jordaan and Mr. Chiloflischi:

We are pleased to provide you with this amended letter of agreement (this “Agreement”) containing the terms and conditions pursuant to which Euro Pacific Capital, Inc. (“Euro Pacific” or “we,” “us,” or similar terminology) shall act as placement agent for Santa Fe Gold Corp. (“Company” or “you” or similar terminology). In this regard, we commit to act as your agent and use our best efforts to complete the proposed private placement (the “Offering”) of Convertible Gold Notes (the “Notes”) in the aggregate principal amount between $20 million to $25 million, on substantially the same terms as set forth in Exhibit A hereto. Although we cannot guarantee that we will be able consummate the Offering, we will use our best efforts to do so on terms that are mutually agreeable to you and the investors.

1.	Fees and Expenses.

(a)

In consideration of our services in connection with the Offering, you have paid us US$25,000 as a non-refundable up-front payment on July 18, 2014 (in connection with the engagement agreement signed on July 14, 2014), plus a $25,000 success payment on closing of the Offering. At the closing of the Offering, you shall also reimburse us upon request for all reasonable and documented out of pocket expenses that we incur that was approved by you in writing, including, but not limited to any legal fees and due diligence traveling expenses incurred by us in connection with the Offering. No expense shall exceed $4,000 without prior notice to you and your prior written consent (including by email). With respect to the Offering, the Company agrees to pay Euro Pacific, in the aggregate, promptly upon the closing of the Offering, a cash fee equal to 8% of the gross amount raised in the Offering. On the closing date of the Offering, the Company will also issue to Euro Pacific, in the aggregate, warrants (“Warrants”) to purchase 3,600,000 shares of Common Stock of the Company at an initial exercise price per share of $0.10. The warrants shall be exercisable for a period of 4 years following the closing of the Offering and the holder of the warrants shall be permitted to exercise the warrants on a cashless (net exercise) basis. Such number of warrant shares and such exercise price being equitably adjusted for any stock splits, stock combinations, stock dividends, recapitalizations or similar events.

(b)

In addition, if the Offering is not consummated during the term, for reasons other than termination of this engagement by Euro Pacific, and during the Residual Period (as defined below) any person introduced to the Company by Euro Pacific during the term purchases securities from the Company, or any of its affiliates, the Company agrees to pay Euro Pacific upon the closing of each such purchase such cash fees that would otherwise have been payable to Euro Pacific if such transaction occurred during the term as part of the Offering; provided such persons are listed on a list of investors provided to the Company within 15 days after the termination or expiration of this agreement.

2.

Right of First Offer. If, during the term of Euro Pacific’s engagement hereunder or during the twelve (12) month period following the closing of the Offering and, only if the Offering is closed (the “Residual Period”), the Company proposes to effect any financing transaction, including a private placement or public offering of Company securities, a debt financing transaction with a bank or financial institution or any similar transaction, including, without limitation, a private placement under Regulation S or Regulation D of the Securities Act, a 144A transaction, an underwritten public offering of securities, a registered direct financing or any other public or private financing transaction, the Company agrees to offer to engage Euro Pacific (or at Euro Pacific’s discretion, any of its affiliates) as the Company’s placement agent, underwriter, arranger or advisor in connection with such transaction(s) on terms and conditions customary for similar transactions; provided, however, that Euro Pacific may decline in writing such engagement in its sole and absolute discretion at such time. In order to accept the Company’s offer, Euro Pacific shall provide written notice thereof to the Company within 10 business days of its receipt of the Company’s offer, it being agreed that Euro Pacific will be deemed to have declined the offer if it fails to provide such notice within such 10 business day period. The terms of such engagements shall be set forth in separate agreements to be mutually agreed upon and may be subject to, among other things, satisfactory completion of due diligence by Euro Pacific, market conditions, the absence of adverse changes to the Company’s business or financial condition, approval of Euro Pacific’s internal committee and any other conditions that Euro Pacific may deem appropriate for transactions of such nature.

3.

Right to Use Co-Agents. The Company may invite FINRA registered broker-dealers to participate in the Offering (“Co-placement Agents”) on terms and conditions customary for similar transactions. Euro Pacific shall allocate 6% of the gross amount raised in the Offering from investors identified by such Co-placement Agents to such Co-placement Agent and Euro Pacific shall be allocated 2% of such Offering amounts. Additionally, any Co-Placement Agent should be allocated its pro-rata share of Warrants.

4.

Confidentiality. Both parties acknowledge that, during the term of this Agreement, each party will provide the other with confidential and/or proprietary information, including but not limited to data, information, ideas, materials, sales, cost and other unpublished financial information, product and business plans, or other relevant information that is marked “confidential” (or similarly) or, if not so marked, is clearly intended to be confidential (collectively, “Confidential Information”). Each party shall protect all such Confidential Information of the other with at least the same degree of care it uses to protect its own confidential information, but not less than a reasonable degree of care. Neither party shall use, disclose, provide, or permit any person to obtain any such Confidential Information in any form, except for employees, agents, or independent contractors whose access is required to carry out the purposes of this Agreement and who have agreed to be subject to the same restrictions as set forth herein. The confidentiality obligations of this section shall not apply to any information received by a party that (i) is generally available to or previously known to the public, (ii) can be reasonably demonstrated was known to such party prior to the negotiations leading to this Agreement, (iii) is independently developed by such party outside the scope of this Agreement without use of or reference to the other party’s Confidential Information, or (iv) is lawfully disclosed pursuant to a court order, provided that the party subject to such order shall promptly notify the party whose Confidential Information is to be disclosed, so such party may seek a protective or similar order.

5.

Limitation of Liability. Regardless of the basis of recovery claimed, whether under any contract, negligence, strict liability, or any other theory, our aggregate liability hereunder to you will be limited to direct damages or loss up to the amount of the fees actually paid by you to us hereunder for the Services with respect to which any claim arises. We shall not be liable under any circumstances for any special, indirect, incidental or consequential damages, including without limitation loss of profits, even if we have been advised of the possibility of such damages.

6.

Term and Termination. Our engagement will commence upon your countersignature of this Agreement. This Agreement will automatically terminate if the Offering has not been consummated by September 30, 2014; unless extended, in writing, by both parties for an additional 30 day period. Termination will be without prejudice to the accrued rights and liabilities of each of us provided in this letter Agreement. One party’s obligations to perform under this Agreement shall terminate automatically upon the dissolution, termination of existence, insolvency, business failure, appointment of a receiver of any part of the other’s property, assignment or trust mortgage for the benefit of creditors by the other, the commencement of any proceeding under any bankruptcy, receivership or insolvency laws by or against the other. These provisions survive the termination of this Agreement.

7.

Indemnification and Contribution. The Company agrees to indemnify Euro Pacific and its controlling persons, representatives and agents in accordance with the indemnification provisions set forth in Appendix I hereto. 4. Representations and Warranties.

8.

REPRESENTATIONS AND WARRANTIES. YOU AGREE THAT YOU WILL ENTER INTO A SECURITIES PURCHASE AGREEMENT AND OTHER CUSTOMARY AGREEMENTS WITH INVESTORS IN CONNECTION WITH THE OFFERING, AND THAT YOUR COUNSEL (AND YOUR LOCAL COUNSEL IN ANY FOREIGN JURISDICTION WHERE YOU OPERATE) WILL SUPPLY A CUSTOMARY OPINION LETTER ON THE TRANSACTION, ALL OF WHICH WILL BE IN FORM AND SUBSTANCE REASONABLY ACCEPTABLE TO, AND ADDRESSED TO, EURO PACIFIC AND THE INVESTORS. IT IS AGREED THAT IT SHALL NOT BE A REQUIREMENT THAT YOUR COUNSEL DELIVER A “10B-5” OR NEGATIVE ASSURANCES LETTER OR OPINION IN CONNECTION WITH THE OFFERING SO LONG AS THE OFFERING IS A PRIVATE PLACEMENT TRANSACTION AND NOT A PUBLIC OFFERING. YOU FURTHER AGREE THAT WE MAY RELY UPON, AND ARE A THIRD PARTY BENEFICIARY OF, THE REPRESENTATIONS AND WARRANTIES, AND APPLICABLE COVENANTS, SET FORTH IN ANY AGREEMENTS WITH INVESTORS IN THE OFFERING.

9.

GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS EXECUTED AND TO BE WHOLLY PERFORMED THEREIN WITHOUT GIVING EFFECT TO ITS CONFLICTS OF LAWS PRINCIPLES OR RULES. THE COMPANY AND EURO PACIFIC AGREE THAT ANY DISPUTE CONCERNING THIS AGREEMENT SHALL BE RESOLVED EXCLUSIVELY THROUGH BINDING ARBITRATION BEFORE FINRA PURSUANT TO ITS ARBITRATION RULES. ARBITRATION WILL BE VENUED IN NEW YORK, NEW YORK, USA (THE “AGREED FORUM”). EACH OF THE COMPANY AND EURO PACIFIC AGREE THAT THE AGREED FORUM IS NOT AN “INCONVENIENT FORUM” FOR PROCEEDINGS HEREUNDER, AND EACH HEREBY AGREE TO THE PERSONAL JURISDICTION OF THE AGREED FORUM AND THAT SERVICE OF PROCESS BY MAIL TO THE ADDRESS FOR SUCH PARTY AS SET FORTH IN THIS LETTER (OR SUCH OTHER ADDRESS AS A PARTY HERETO SHALL NOTIFY THE OTHER IN WRITING) CONSTITUTE FULL AND VALID SERVICE FOR SUCH PROCEEDINGS.

10.

ANNOUNCEMENT. UPON SUCCESSFUL COMPLETION OF THE SERVICES, EURO PACIFIC MAY, AT ITS OWN EXPENSE, PLACE A CUSTOMARY ANNOUNCEMENT IN SUCH NEWSPAPERS AND PERIODICALS AS EURO PACIFIC MAY DESIRE ANNOUNCING THE SUCCESSFUL CONSUMMATION OF THE ENGAGEMENT, INCLUDING THE NAME OF THE COMPANY.

11.

ADVICE. THE COMPANY ACKNOWLEDGES THAT ANY ADVICE GIVEN BY US TO YOU IS SOLELY FOR BENEFIT AND USE OF THE MANAGEMENT TEAM AND BOARD OF DIRECTORS OF THE COMPANY AND MAY NOT BE USED, REPRODUCED, DISSEMINATED, QUOTED OR REFERRED TO, WITHOUT OUR PRIOR WRITTEN CONSENT.

12.

OTHER ENGAGEMENTS. NOTHING IN THIS ENGAGEMENT LETTER SHALL BE CONSTRUED TO LIMIT THE ABILITY OF EURO PACIFIC OR ITS RESPECTIVE AFFILIATES TO PURSUE, INVESTIGATE, ANALYZE, INVEST IN, OR ENGAGE IN INVESTMENT BANKING, FINANCIAL ADVISORY OR ANY OTHER BUSINESS RELATIONSHIP WITH ENTITIES OTHER THAN THE COMPANY, NOTWITHSTANDING THAT SUCH ENTITIES MAY BE ENGAGED IN A BUSINESS WHICH IS SIMILAR TO OR COMPETITIVE WITH THE BUSINESS OF THE COMPANY, AND NOTWITHSTANDING THAT SUCH ENTITIES MAY HAVE ACTUAL OR POTENTIAL OPERATIONS, PRODUCTS, SERVICES, PLANS, IDEAS, CUSTOMERS OR SUPPLIES SIMILAR OR IDENTICAL TO THE COMPANY’S, OR MAY HAVE BEEN IDENTIFIED BY THE COMPANY AS POTENTIAL MERGER OR ACQUISITION TARGETS OR POTENTIAL CANDIDATES FOR SOME OTHER BUSINESS COMBINATION, COOPERATION OR RELATIONSHIP. THE COMPANY ACKNOWLEDGES AND AGREES THAT IT DOES NOT CLAIM ANY PROPRIETARY INTEREST IN THE IDENTITY OF ANY OTHER ENTITY IN ITS INDUSTRY OR OTHERWISE, AND THAT THE IDENTITY OF ANY SUCH ENTITY IS NOT CONFIDENTIAL INFORMATION UNDER THIS AGREEMENT.

13.

Miscellaneous. Each party shall be and act as an independent contractor and not as partner, joint venturer, or agent of the other, and shall not bind nor attempt to bind the other to any contract. All notices under this Agreement shall be in writing, and shall be deemed given when personally delivered, three days after being sent by prepaid and sent by overnight courier to the address of the party to be noticed, as set forth in any writing or document provided by the party to be noticed to the other. This Agreement constitutes the entire agreement between the parties regarding the subject matter hereof and supersedes all prior understandings, agreements, or representations by or between the parties, written or oral, to the extent they related in any way to the subject matter hereof. No changes, modifications, or waivers to this Agreement will be effective unless in writing and signed by both parties. In the event that any provision hereof is determined to be illegal or unenforceable, that provision will be limited or eliminated to the minimum extent necessary so that these terms and conditions shall otherwise remain in full force and effect and enforceable. Neither party may assign its rights or delegate its duties under this Agreement without the express prior written consent of the other party, which consent shall not be unreasonably withheld. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which, together, shall constitute one and the same instrument. Facsimile execution and delivery of this Agreement is legal, valid and binding execution and delivery for all purposes. The provisions of Sections 3, 4, 5, 7, 9 and 13 will survive the termination or expiration of this Agreement.

We look forward to the opportunity to be of service to you. If you have any questions, please feel free to call us.

Very truly yours,

EURO PACIFIC CAPITAL, INC.

By:                /s/ Gordon Mc Bean
Name: Gordon Mc Bean
Title: President

ACCEPTED AND AGREED TO AS OF
THE DATE FIRST ABOVE WRITTEN

SANTA FE GOLD CORP.

By:               /s/ Jakes Jordaan
Name: Jakes Joordan
Title: Director

By:               /s/ Catalin Chiloflischi
Name: Catalin Chiloflischi
Title: President, CEO & Director

APPENDIX I

INDEMNIFICATION AND CONTRIBUTION

The Company agrees to indemnify and hold harmless Euro Pacific and its respective affiliates (as defined in Rule 405 under the Securities Act of 1933, as amended) and their respective directors, officers, employees, agents and controlling persons (Euro Pacific and each such person being an “Indemnified Party”) from and against all losses, claims, damages and liabilities (or actions, including shareholder actions, in respect thereof), joint or several, to which such Indemnified Party may become subject under any applicable federal or state law, or otherwise, which are related to or result from the performance by Euro Pacific of the services contemplated by or the engagement of Euro Pacific pursuant to, this Agreement and will promptly reimburse any Indemnified Party on demand for all reasonable expenses (including reasonable counsel fees and expenses) as they are incurred in connection with the investigation of, preparation for or defense arising from any threatened or pending claim, whether or not such Indemnified Party is a party and whether or not such claim, action or proceeding is initiated or brought by the Company. The Company will not be liable to any Indemnified Party under the foregoing indemnification and reimbursement provisions, (i) for any settlement by an Indemnified Party effected without the Company’s prior written consent (not to be unreasonably withheld); or (ii) to the extent that any loss, claim, damage or liability is found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted primarily from Euro Pacific’s willful misconduct or gross negligence. The Company also agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Company or its security holders or creditors related to or arising out of the engagement of Euro Pacific pursuant to, or the performance by Euro Pacific of the services contemplated by, this Agreement except to the extent that any loss, claim, damage or liability is found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted primarily from Euro Pacific’s willful misconduct or gross negligence.

Promptly after receipt by an Indemnified Party of notice of any intention or threat to commence an action, suit or proceeding or notice of the commencement of any action, suit or proceeding, such Indemnified Party will, if a claim in respect thereof is to be made against the Company pursuant hereto, promptly notify the Company in writing of the same. In case any such action is brought against any Indemnified Party and such Indemnified Party notifies the Company of the commencement thereof, the Company may elect to assume the defense thereof, with counsel reasonably satisfactory to such Indemnified Party, and an Indemnified Party may employ counsel to participate in the defense of any such action provided, that the employment of such counsel shall be at the Indemnified Party’s own expense, unless (i) the employment of such counsel has been authorized in writing by the Company, (ii) the Indemnified Party has reasonably concluded (based upon advice of counsel to the Indemnified Party) that there may be legal defenses available to it or other Indemnified Parties that are different from or in addition to those available to the Company, or that a conflict or potential conflict exists (based upon advice of counsel to the Indemnified Party) between the Indemnified Party and the Company that makes it impossible or inadvisable for counsel to the Indemnifying Party to conduct the defense of both the Company and the Indemnified Party (in which case the Company will not have the right to direct the defense of such action on behalf of the Indemnified Party), or (iii) the Company has not in fact employed counsel reasonably satisfactory to the Indemnified Party to assume the defense of such action within a reasonable time after receiving notice of the action, suit or proceeding, in each of which cases the reasonable fees, disbursements and other charges of such counsel will be at the expense of the Company; provided, further, that in no event shall the Company be required to pay fees and expenses for more than one firm of attorneys representing Indemnified Parties unless the defense of one Indemnified Party is unique from that of another Indemnified Party subject to the same claim or action. Any failure or delay by an Indemnified Party to give the notice referred to in this paragraph shall not affect such Indemnified Party’s right to be indemnified hereunder, except to the extent that such failure or delay causes actual harm to the Company, or prejudices its ability to defend such action, suit or proceeding on behalf of such Indemnified Party.

If the indemnification provided for in this Agreement is for any reason held unenforceable by an Indemnified Party, the Company agrees to contribute to the losses, claims, damages and liabilities for which such indemnification is held unenforceable (i) in such proportion as is appropriate to reflect the relative benefits to the Company, on the one hand, and Euro Pacific on the other hand, of the Offering as contemplated whether or not the Offering is consummated or, (ii) if (but only if) the allocation provided for in clause (i) is for any reason unenforceable, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) but also the relative fault of the Company, on the one hand and Euro Pacific, on the other hand, as well as any other relevant equitable considerations. The Company agrees that for the purposes of this paragraph the relative benefits to the Company and Euro Pacific of the Offering as contemplated shall be deemed to be in the same proportion that the total value received or contemplated to be received by the Company or its shareholders, as the case may be, as a result of or in connection with the Offering bear to the fees paid or to be paid to Euro Pacific under this Agreement. Notwithstanding the foregoing, the Company expressly agrees that Euro Pacific shall not be required to contribute any amount in excess of the amount by which fees paid to Euro Pacific hereunder (excluding reimbursable expenses), exceeds the amount of any damages which Euro Pacific has otherwise been required to pay.

The Company agrees that without the prior written consent of Euro Pacific, which shall not be unreasonably withheld, it will not settle, compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding in respect of which indemnification could be sought under the indemnification provisions of this Agreement (in which Euro Pacific or any other Indemnified Party is an actual or potential party to such claim, action or proceeding), unless such settlement, compromise or consent includes an unconditional release of each Indemnified Party from all liability arising out of such claim, action or proceeding.

In the event that an Indemnified Party is requested or required to appear as a witness in any action brought by or on behalf of or against the Company in which such Indemnified Party is not named as a defendant, the Company agrees to promptly reimburse Euro Pacific on a monthly basis for all expenses incurred by it in connection with such Indemnified Party’s appearing and preparing to appear as such a witness, including, without limitation, the reasonable fees and disbursements of its legal counsel.

If multiple claims are brought with respect to at least one of which indemnification is permitted under applicable law and provided for under this Agreement, the Company agrees that any judgment or arbitrate award shall be conclusively deemed to be based on claims as to which indemnification is permitted and provided for, except to the extent the judgment or arbitrate award expressly states that it, or any portion thereof, is based solely on a claim as to which indemnification is not available.

Exhibit A
Term Sheet
8% SUBORDINATED SECURED REDEEMABLE GLD SHARE DELIVERY NOTE

INDICATIVE TERM SHEET
(All amounts in US dollars unless indicated otherwise)

DATE: JULY 28, 2014

Issuer:	Santa Fe Gold Corporation (the “Company”).
Amount:	Minimum Amount: $20,000,000 Maximum Amount: $22,000,000
Offering:	The Company is offering (the “Offering”) units (each, a “Unit” and, collectively, the “Units”) consisting of:
	1.	$10,000 face value per 8% Subordinated Secured Redeemable GLD Share Delivery Note, in the maximum aggregate stated or deemed principal amount of $22,000,000 (collectively, the “Notes”); and exercisable for 1,500 shares of common stock of the
	2.	Common Stock Purchase Warrants (the “Warrants”), Company (the “Common Shares”) at an initial exercise price of $0.10 per Common Share.
Use of Proceeds:	For the redevelopment of the Company’s Summit Mine to production, repayment of certain debt, acquisition and exploration of other properties and general working capital.
Security:	The Notes will be secured by the Company’s Summit Mine but subordinated to the Company’s current secured debt obligations. As detailed below, Commencing 30 months after closing this offering, the Company will commence deposits of GLD Shares[1] in the Trust Account (as defined below) on a quarterly basis to meet the conversion requirement upon maturity.
Guarantee:	Fully and unconditionally guaranteed by the Company and its material subsidiary, the Lordsburg Mining Company.
Maturity Date:	August 31, 2018 (the “Maturity Date”).
Debt Repayment:	Principal will be due and payable in full on the Maturity Date.
Interest Rate:	8% per annum. Interest will accrue and be payable on the outstanding principal amount quarterly, in arrears. Interest will be calculated on the basis of a 365-day year.

_______________________
1 “GLD Shares” means shares of the SPDR® GOLD TRUST EXCHANGE TRADED FUND (ETF) (NYSEARCA: GLD); or, if designated in writing by the Investor Representative, of shares of the MERK GOLD TRUST (NASDAQ: OUNZ), or of a similar ETF designated by the Investor Representative.

Conversion Price:	The Notes will be convertible into the GLD Shares at a 16% premium to the 10-business day closing price average prior to the day of closing of this Offering. By way of example, a premium of 16% on a gold price of $1,380 per oz at issue date equates to a conversion price of US$1,601 per oz, so the Company would escrow the equivalent of 13,741 ozs in GLD Shares to meet the conversion requirement at maturity.
Conversion:	If the conversion right is exercised, GLD Shares held by the bond custodian will be delivered to the Purchasers, and if the conversion right is not exercised, the GLD shares will be sold to repay the debt
Early Redemption:

The Company will have the right to repay some or all of the Notes (principal amount plus all accrued interest) pro rata commencing 12 months after closing this Offering by delivering 6 month notice to the Purchasers, subject to the Company paying the Purchasers an early redemption fee of 10% of each amount redeemed; provided, however, that the Company shall afford the purchasers the ability to convert the Notes into GLD shares as described below in lieu of redemption of the Notes.

The Purchasers will have the right to redeem some or all of the Notes pro rata to the amount of GLD Shares on deposit, commencing 30 months after closing this offering by delivering 6 month notice to the Company, or if the Company undergoes a change of control (50.1% shareholding) to an arms-length third party, or if Canarc no longer nominates the CEO and COO, or if Canarc’s shareholding in the Company falls below 20% of the issued Common Shares.

Transfer/Resale:	The Notes and Warrants will be transferable subject to restrictions under applicable laws, including U.S. securities laws and applicable local laws. The Unit holders will not receive any registration rights.
Assignment of Securities:	Purchasers may assign or transfer the entirety of their rights and obligations to another investor party without the Company’s consent, unless such proposed assignee is a mining industry company, in which case the Purchaser must receive the prior consent of the Company.
Negative Pledge:	No new debt will be issued by the Company with security senior or equal to the Notes, any new debt issued by the Company will be subordinated to the Notes
Taxes:	All payments to be free and clear of any taxes and tax withholdings whatsoever.

Representations and Warranties, Covenants and Events of Default:	Customary and usual for facilities of this nature. The documentation shall include representations and warranties, covenants and events of default customary for transactions of this nature.
Conditions Precedent:	Usual and customary conditions including but not limited to technical, legal and financial due diligence, customary legal opinions and final complete documentation on terms satisfactory in form and substance to the Purchasers.
Placement Agent:	Euro Pacific Capital, Inc. (the “Placement Agent”).
Investor Representative:	Euro Pacific Capital, Inc. (the “Investor Representative”).
Collateral Agent:	Collateral Agents, LLC, or such other collateral agent as may be agreed to by the Company and the Placement Agent (the “Collateral Agent”).
Trust Account Agent:	Continental Stock Transfer & Trust Company or such other trust account agent as agreed upon by the Placement Agent and the Company (“Trust Account Agent”).
Trust Account:	A segregated unallocated account maintained by the Trust Account Agent at JPMorgan Chase Bank, N.A., London Branch or such other financial institution as agreed upon by the Placement Agent and the Company for the sole and exclusive benefit of the Investor Representative on behalf of the Note holders (the “Trust Account”).
Warrants:

Each Warrant will entitle the holder thereof to purchase 1,500 shares of common stock, $0.002 par value (“Common Shares”), prior to the Maturity Date, at an exercise price of $0.10 per share (the “Warrant Shares”). The Warrants may be exercised on a “cashless” or “net exercise” basis at the option of the holder.

To the extent that the issuance of any Common Shares upon exercise of a Warrant will result in an “ownership change” of the Company within the meaning of Section 382 of the United States Internal Revenue Code of 1986, as amended (a “382 Ownership Change”), then, in lieu of issuing all of the Warrant Shares issuable upon the exercise of the Warrant, the Company shall have the option to issue to the Holder at least such number of Warrant Shares as will not result in a Change in Control and either (1) issue to the Holder shares of common stock of Canarc Resource Corp having a value that is equivalent to the value of the Warrant Shares as determined by mutual agreement of the Company and the Investor Representative, but only to the extent that such shares are registered under the Securities Act and freely transferrable by the Holder upon receipt and are otherwise lawfully issued to the Holders in compliance with all applicable state and federal securities laws, or (2) pay to the Holder, in cash, an amount equal to the product of (x) the difference between the exercise price of the Warrant and the fair market value of the Warrant Shares on the date of exercise (as determined by mutual agreement of the Investor Representative and the Company), and (y) the number of Warrant Shares that were not issued to the Holder upon the exercise hereof because the issuance of such Warrant Shares would have resulted in a 382 Ownership Change.

Closing Date:	A day in August 2014 that is as soon as practicable following the date hereof and as of which subscriptions for at least $22 million of Units have been received and accepted by the Company.
Placement Agent’s Fee:	Upon consummation of the Offering on the Closing Date, the Placement Agent will be paid a cash fee of eight percent (8%) of the stated or deemed principal amount of issued Notes, plus a Warrant exercisable for 3,600,000 Common Shares at an initial exercise price of $0.10 per Common Shares. Except for the exercise price per share, the warrants issued to the Placement Agent shall be identical to the Warrants issued to the Note holders in the Offering as described under the heading “Warrants”.
Governing Law:	New York law.
Offering Basis:	Offered on a private placement basis in the U.S. to “accredited investors” pursuant to Rule 506 of Regulation D promulgated under the 1933 Act. The Company reserves the right to offer to individuals outside the U.S. in compliance with Regulation D and/or Regulation S of the 1933 Act.
Nature of Term Sheet:

This document has been prepared by the Company for informational purposes only. This document is a summary of the terms and conditions of the contemplated transactions and may be amended, superseded or replaced by subsequent summaries. The final terms and conditions of the transactions will be set out in full in the Private Placement Memorandum and the related transaction documents, which shall be made available to potential investors prior to their investment. Neither the Company nor the Investor Representative accepts any liability whatsoever for any losses, including consequential losses, arising from the use of this document or reliance on the information contained herein.

This document does not constitute an offer to sell or a solicitation of any offer to buy any securities. Any offer to sell and any solicitation of an offer to buy any securities of the Company will be made only to prospective investors who are provided with a copy of the Company’s Private Placement Memorandum covering the Offering and the related transaction documents and only on the terms and conditions set forth therein.